UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            SIRCO INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    829639103
                                 (CUSIP Number)

                               CLEC Holding Corp.
                  575 Madison Avenue, New York, New York 10022
                                 (212) 988-9799
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With Copies to:

                              Neil S. Baritz, Esq.
                                 Dreier & Baritz
                      1515 North Federal Highway, Suite 300
                            Boca Raton, Florida 33432

                                October 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

CUSIP NO.         829639103
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CLEC Holding Corp. ("CHC")
         22-3527935
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]
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3.       SEC USE ONLY
------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         Shares of CHC common stock
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         a New Jersey Corporation
------------------------------------------------------------------------------
                  NUMBER OF                 7.       SOLE VOTING POWER
                  SHARES                             375,000
                  BENEFICIALLY              ----------------------------------
                  OWNED BY                  8.       SHARED VOTING POWER
                  EACH                      ----------------------------------
                  REPORTING                 9.       SOLE DISPOSITIVE POWER
                  PERSON                             375,000
                  WITH                      ----------------------------------
                                            10.      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         375,000
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8%
------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON *
         CO.

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, .10 par value ("Common Stock"), issued by:
                             SIRCO INTERNATIONAL CORP. (the "Company")
                             24 Richmond Hill Avenue
                             Stamford, CT 06901

ITEM 2.           IDENTITY AND BACKGROUND FOR CLEC HOLDING CORP. (a) - (c), (f)

                  CLEC Holding Corp., a New Jersey corporation ("CHC")
                  575 Madison Avenue
                  New York, New York 10022
                  CHC is a holding company formed to pursue acquisitions in the telecommunications field.

(d) During the last five years, CHC has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

(e) During the last five years, CHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS AND
CONTROL PERSONS OF CLEC HOLDING CORP. (a) - (c), (f)

I.       Kenneth G. Baritz
         c/o CLEC Holding Corp.
         575 Madison Avenue
         New York, New York 10022
Mr. Baritz is Chief Executive Officer and Chairman of the Board of CHC.

II.      Wesly Minella
         c/o CLEC Holding Corp.
         575 Madison Avenue
         New York, New York 10022
Mr. Minella is the Secretary of CHC.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used for the purchase reported herein consist of shares of CHC's common stock which were not borrowed. The number of such shares was 3,000,000. As a result of this purchase reported herein, CHC has purchased more than 5% of the Company's outstanding Common Stock during the proceeding twelve months. Consequently, CHC is filing this Schedule 13D.

         None of the directors, executive officers or control persons of CHC contributed capital to CHC to effect the acquisition of the shares disclosed in this Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         The acquisition of the stock is for investment purposes in connection with the mutual desire of each of CHC and the Company to jointly develop solicitation and other marketing programs for the Company through an entity owned by CHC; CHC may in the future, purchase additional shares of the Company's Common Stock or dispose of shares by sale, gift or otherwise. CHC has no present plans or proposals would result in any actions listed in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER - CLEC HOLDING
                  CORP.

                  (a) CHC beneficially owns 375,000 shares (8.8%) of the Company's outstanding Common Stock.

                  (b) CHC has sole power to vote and dispose of the 375,000 shares.

                  (c) CHC acquired 375,000 non-registered shares of the Company's Common Stock in exchange for 3,000,000 shares of its common stock, pursuant to a Stock Purchase Agreement (the "Agreement") dated as of October 22,1997. Pursuant to the Agreement, CHC is entitled to receive an additional 25,000 shares of the Company's Common Stock if the closing bid price of such Common Stock is less than $6.00 per share for any three consecutive trading days in the thirty day period following October 22, 1997; and a further 25,000 shares of the Company's Common Stock if the closing bid price of such Common Stock is less than $5.50 per share for any three consecutive trading days in such thirty day period, to a maximum of 50,000 additional shares.

                  (d)      Not applicable.

                  (e)      Not applicable.

INTEREST IN THE SECURITIES OF THE ISSUER - DIRECTORS, EXECUTIVE
OFFICERS AND CONTROL PERSONS OF CHC

(a) - (c) Collectively, the directors, executive officers, and control persons of CHC beneficially own -0- shares of the outstanding shares of the Company's Common Stock.

(d) Not applicable for each and every director, executive officer and control person or CHC.

(e) Not applicable for each and every director, executive officer and control person or CHC

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As of October 22, 1997, CHC entered into a Stock Purchase Agreement (the "Agreement") with the Company to acquire 375,000 non-registered shares of the Company's Common Stock in exchange for 3,000,000 shares of its common stock. Pursuant to the Agreement, CHC is entitled to receive an additional 25,000 shares of the Company's Common Stock if the closing bid price of such Common Stock is less than $6.00 per share for any three consecutive trading days in the thirty day period following October 22, 1997; and a further 25,000 shares of the Company's Common Stock if the closing bid price of such Common Stock is less than $5.50 per share for any three consecutive trading days in such thirty day period, to a maximum of 50,000 additional shares. These shares are restricted from resale pursuant to the Securities Act of 1933 and any applicable state law unless subject to an exemption from such registration requirements.

         None of the directors, executive officers or control persons of CHC have entered into any contracts, agreements or undertakings with respect to the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit "A" to this Schedule 13D is a copy of the Stock Purchase Agreement executed as of October 22, 1997 between CHC and the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      CLEC HOLDING CORP.

                            By:      /S/ KENNETH G. BARITZ
                                     -----------------------------------
                                     Kenneth G. Baritz, Chairman and CEO

                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement is made as of this 22nd day of October, 1997 by and between CLEC HOLDING CORP. ("CLEC"), a New Jersey corporation, and SIRCO INTERNATIONAL CORP. ("SIRCO"), a New York corporation.

                                  INTRODUCTION

I. CLEC is engaged in the business of owning and operating a local telephone company in the state of Florida known as The Other Phone Company, Inc. ("OPC") and SIRCO is in the business of manufacturing luggage and other sports related baggage;

II. CLEC and SIRCO are interested in entering into a relationship to allow SIRCO to include solicitation and promotional inserts in OPC monthly local telephone bills and to jointly develop and mutually benefit from such other marketing efforts as are appropriate; and

III. In consideration of and in furtherance of the above described joint efforts, CLEC and SIRCO have agreed issue shares of common stock in their respective corporations on the terms and conditions set forth below.

         NOW, THEREFORE, for Ten Dollars ($10) and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. STOCK ISSUANCE Simultaneously with the execution hereof, SIRCO will cause to be issued and delivered a stock certificate representing 375,000 shares of its common stock (such shares, together with any additional shares that may be issued pursuant to this Section 1, the "SIRCO Shares") to and in the name of CLEC and CLEC will cause to be issued and delivered a stock certificate representing 3,000,000 shares of its common stock (the "CLEC Shares") to and in the name of SIRCO; provided, however, that in the event the closing bid price of a share of SIRCO common stock, as reported by NASDAQ, is less than $6.00 per share for any three consecutive trading days in the thirty day period following the date hereof, SIRCO shall issue to CLEC promptly following such thirty day period 25,000 shares of its common stock, and if the closing bid price of a share of SIRCO common stock, as so reported, is less than $5.50 per share for any three consecutive trading days during such thirty day period, SIRCO shall issue to CLEC promptly following such thirty day period an additional 25,000 shares of its common stock. The SIRCO Shares and the CLEC Shares will be issued without registration under the Securities Act of 1933, as amended (the "Act"), based upon an exemption from registration provided by Regulation D under the Act in reliance upon the representations of CLEC or SIRCO, as the case may be, set forth herein; such issuances will be further evidenced by restrictive legends on the certificates representing the SIRCO Shares or the CLEC Shares and "stop transfer" instructions to the transfer agents for the SIRCO Shares and the CLEC Shares. The SIRCO

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


Shares and the CLEC Shares will be "restricted securities" within the meaning of the Act and the rules and regulations established thereunder.


2.       REPRESENTATIONS.

         a.       CLEC hereby represents, warrants and covenants as follows:

                  i. CLEC is a corporation duly organized, validly existing and in good standing under the laws of the state of New Jersey. CLEC has one subsidiary, OPC, of which it owns 95% of the issued and outstanding common stock thereof. Each of CLEC and OPC has full corporate power, right and authority to own its assets, conduct its business as and where such business is presently conducted, and CLEC has full corporate power, right and authority to enter into and perform its obligations under this Agreement without the consent, approval or authorization of, or obligation to notify, any person, entity or governmental agency.

                  ii. The execution, delivery and performance of this Agreement by CLEC of the transactions contemplated hereby: (i) have been duly authorized by all necessary corporate actions on the part of CLEC, (ii) will not violate any provision of the Articles of Incorporation or Bylaws of CLEC, (iii) will not violate or conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or will not result in the termination or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of CLEC's assets or capital stock under any term or provision of the Articles of Incorporation or Bylaws of CLEC or any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which CLEC is a party or by which CLEC or any of its assets or properties may be bound or affected and (iv) will not violate or be in conflict with any law, rule, or regulation, or any judgment, decree, injunction or order, applicable to CLEC. This Agreement is the legal, valid and binding obligation of CLEC, enforceable against CLEC in accordance with its terms.

                  iii. True, correct and complete copies of the Articles of Incorporation and the Bylaws of CLEC are set forth in Exhibit 2.a.iii.

                  iv. The authorized capital stock of CLEC consists exclusively of 100,000,000 shares of common stock, each such share having a par value of $.001 ("CLEC Common Stock"). Immediately prior to the closing of this transaction and the issuance of the CLEC Shares to SIRCO, CLEC has 7,545,000 shares of CLEC Common Stock issued and outstanding. Neither the Articles of Incorporation nor Bylaws of CLEC restrict the issuance of authorized capital stock, except that the authorization to increase the number of authorized shares of capital stock and modification of the rights of the Stockholders requires amendment to the Articles of Incorporation which must be approved by the holders of a majority of CLEC's Common Stock.

                  v. Upon issuance to SIRCO, the CLEC Shares will: be duly authorized, validly issued, fully paid for, and nonassessable; evidence and represent 3,000,000 shares of CLEC Common Stock; and constitute twenty eight and four tenths (28.4%) percent of CLEC's issued and outstanding common stock. In the event of dissolution, liquidation or winding up of CLEC, whether voluntary or involuntary, the holders of CLEC Common Stock then outstanding are entitled to share ratably in all assets of CLEC available for distribution after the payment of CLEC's outstanding obligations. Holders of shares of CLEC Common Stock are entitled to receive dividends when, as and if declared by CLEC's Board of Directors out of funds legally available therefor. There are no preemptive rights, conversion rights, redemption provisions or sinking fund provisions relating to CLEC Common Stock or inuring to the holders thereof.

                  vi. Other than the CLEC Common Stock, CLEC is not authorized to issue any other equity interest in CLEC.

                  vii. There are no options, warrants, or rights outstanding for the purchase or acquisition of any shares of the capital stock of CLEC or any securities or rights outstanding convertible or exchangeable into any shares of such capital stock.

                  viii. The CLEC Shares will be issued in the name of SIRCO or its designee. Upon issuance by CLEC of the CLEC Shares to SIRCO as provided herein, SIRCO will acquire from CLEC good and marketable title to the CLEC Shares, free and clear or any lien, encumbrance, security interest, claim, pledge, option, restriction, charge or equity of any nature whatsoever, except for the restrictions on transfer contemplated by Section 1 of this Agreement.

                  ix. Each of CLEC and OPC has good and marketable title to all of the assets, business and properties of CLEC or OPC, as the case may be, that are used in or useful to the operations of the business as same shall exist on the date of this Agreement.

                  x. In connection with conducting its business, each of CLEC and OPC is in compliance, to the best of its knowledge, with all applicable laws, rules and regulations and has not received notice of any alleged violations of such laws, rules or regulations with respect to its business which have not been corrected or otherwise resolved.

                  xi. There is no material fact relevant to the business of CLEC or OPC or its future prospects that have not been set forth herein or otherwise disclosed to SIRCO, the existence of which would have a material adverse affect on CLEC's or OPC's business, financial condition or results of operations or could result in liability (other than SIRCO's obligations hereunder) to SIRCO. None of the information included herein or other documents furnished or to be furnished by CLEC or any of its representatives contain any untrue statement of a material nature or is misleading in any material respect or omits to state a material fact necessary in order to make any of the statements herein or therein not materially misleading. Except as otherwise provided for in this Agreement, SIRCO acknowledges that CLEC has not made any representations or warranties as the value of CLEC.

                  xii. CLEC understands that none of the SIRCO Shares are registered under the Act, any state securities laws or any foreign securities laws. CLEC understands that the offering and sale of the SIRCO Shares is intended to be exempt from registration under the Act by virtue of Section 4(2) and/or Section 4(6) of the Act and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of CLEC contained in this Agreement.

                  xiii. CLEC has received copies of all SIRCO's Annual Report on Form 10-K for the fiscal year ended November 30, 1996, SIRCO's Quarterly Reports on Form 10-Q for the fiscal quarters ended February 28, May 30, and August 31, 1997 and all other documents (collectively, the "SIRCO Disclosure Documents") requested by CLEC, has carefully reviewed the SIRCO Disclosure Document in their entirety, and CLEC has had access to the same kind of information with respect to SIRCO that would be available in a registration statement filed by SIRCO under the Act.

                  xiv. CLEC has taken no action which would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Agreement or the transactions contemplated hereby.

                  xv. CLEC is acquiring the SIRCO Shares solely for its own account for investment and not with a view to resale or distribution.

                  xvi. CLEC meets the requirements of at least one of the suitability standards for an "accredited investor" as defined in the Act.

                  xvii. CLEC acknowledges that neither SIRCO nor any person acting on SIRCO's behalf has made any representations to CLEC except as contained in the Disclosure Documents or otherwise confirmed in writing by the Chief Executive Officer of SIRCO; and in making its decision to purchase the SIRCO Shares, CLEC has not relied on any representations or information other than those which CLEC has independently investigated and verified to its satisfaction.

                  xviii. CLEC shall furnish to SIRCO on or before December 31, 1997 audited financial statements for the year ended October 31, 1997 prepared in accordance with generally accepted accounting principles and shall cooperate with SIRCO in connection with its filing of a current report on Form 8-K and related materials as required by the Securities Exchange Act of 1934, as amended, reporting the transactions contemplated by this Agreement.

         b.       SIRCO hereby represents, warrants and covenants as follows:

                  i. SIRCO is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Except as disclosed in the SIRCO Disclosure Documents, SIRCO has no subsidiaries. SIRCO has full corporate power, right and authority to own its assets, conduct its business as and where such business is presently conducted, and SIRCO has full corporate power, right and authority to enter into and perform its obligations under this Agreement without the consent, approval or authorization of, or obligation to notify, any person, entity or governmental agency.

                  ii. The execution, delivery and performance of this Agreement by SIRCO of the transactions contemplated hereby: (A) have been duly authorized by all necessary corporate actions on the part of SIRCO, (B) will not violate any provision of the Certificate of Incorporation or Bylaws of SIRCO, (C) will not violate or conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or will not result in the termination or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of SIRCO's assets or capital stock under any term or provision of the Certificate of Incorporation or Bylaws of SIRCO or any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which SIRCO is a party or by which SIRCO or any of its assets or properties may be bound or affected and (iv) will not violate or be in conflict with any law, rule, or regulation, or any judgment, decree, injunction or order, applicable to SIRCO. This Agreement is the legal, valid and binding obligation of SIRCO, enforceable against SIRCO in accordance with its terms.

                  iii. True, correct and complete copies of the Certificate of Incorporation and the Bylaws of SIRCO are set forth in Exhibit 2.b.iii.

                  iv. The authorized capital stock of SIRCO consists exclusively of 10,000,000 shares of common stock, each such share having a par value of $.10 ("SIRCO Common Stock") and 1,000,000 shares of preferred stock, each such share having a par value of $.10. Immediately prior to the closing of this transaction and the issuance of SIRCO Shares to CLEC, SIRCO has 3,875,400 shares of SIRCO Common Stock issued and outstanding. Neither the Certificate of Incorporation nor Bylaws of SIRCO restrict the issuance of authorized capital stock, except that the authorization to increase the number of authorized shares of capital stock and modification of the rights of the stockholders requires amendment to the Certificate of Incorporation which must be approved by the holders of a majority of SIRCO's Common Stock.

                  v. Upon issuance to CLEC, the SIRCO Shares will: be duly authorized, validly issued, fully paid for, and nonassessable; evidence and represent 375,000 shares of SIRCO Common Stock; and constitute eight and eight tenths (8.8%) percent of SIRCO's issued and outstanding common stock (assuming no issuances of additional shares pursuant to the proviso in Section 1, hereinabove). In the event of dissolution, liquidation or winding up of SIRCO, whether voluntary or involuntary, the holders of SIRCO Common Stock then outstanding are entitled to share ratably in all assets of SIRCO available for distribution after the payment of SIRCO's outstanding obligations. Holders of shares of SIRCO Common Stock are entitled to receive dividends when, as and if declared by SIRCO's Board of Directors out of funds legally available therefor. There are no preemptive rights, conversion rights, redemption provisions or sinking fund provisions relating to SIRCO Common Stock or inuring to the holders thereof.

                  vi. Other than as disclosed in the SIRCO Disclosure Documents, SIRCO is not authorized to issue any other equity interest in SIRCO.

                  vii. Other than as disclosed in the SIRCO Disclosure Documents, there are no options, warrants, or rights outstanding for the purchase or acquisition of any shares of the capital stock of SIRCO or any securities or rights outstanding convertible or exchangeable into any shares of such capital stock.

                  viii. The SIRCO Shares will be issued in the name of CLEC. Upon issuance by SIRCO of the SIRCO Shares to CLEC as provided herein, CLEC will acquire from SIRCO good and marketable title to the SIRCO Shares, free and clear or any lien, encumbrance, security interest, claim, pledge, option, restriction, charge or equity of any nature whatsoever, except for the restrictions on transfer contemplated by Section 1 of this Agreement.

                  ix. Other than the as disclosed in the SIRCO Disclosure Documents, SIRCO has good and marketable title to all of the assets, business and properties of SIRCO that are used in or useful to the operations of its business as same shall exist on the date of this Agreement.

                  x. In connection with conducting its business, SIRCO is in compliance, to the best of its knowledge, with all applicable laws, rules and regulations and has not received notice of any alleged violations of such laws, rules or regulations with respect to its business which have not been corrected or otherwise resolved.

                  xi. There is no material fact relevant to the business of SIRCO or its future prospects that have not been set forth herein or otherwise disclosed to CLEC, the existence of which would have a material adverse affect on SIRCO's business or could result in liability (other than CLEC's obligations hereunder) to CLEC. None of the information included herein or in the SIRCO Disclosure Documents, taken as a whole, contain any untrue statement of a material nature or is misleading in any material respect or omits to state a material fact necessary in order to make any of the statements herein or therein not materially misleading. Except as otherwise provided for in this Agreement, CLEC acknowledges that SIRCO has not made any representations or warranties as the value of SIRCO.

                  xii. SIRCO understands that none of the CLEC Shares are registered under the Act, any state securities laws or any foreign securities laws. SIRCO understands that the offering and sale of the CLEC Shares is intended to be exempt from registration under the Act by virtue of Section 4(2) and/or Section 4(6) of the Act and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of SIRCO contained in this Agreement.

                  xiii. SIRCO has received copies of CLEC's Private Placement Memorandum dated August 25, 1997 and all other documents (collectively, the "CLEC Disclosure Documents") requested by SIRCO, has carefully reviewed the CLEC Disclosure Document in their entirety, and

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

SIRCO has had access to the same kind of information with respect to CLEC that would be available in a registration statement filed by CLEC under the Act.

                  xiv. SIRCO has taken no action which would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Agreement or the transactions contemplated hereby.

                  xv. SIRCO is acquiring the CLEC Shares solely for its own account for investment and not with a view to resale or distribution.

                  xvi. SIRCO meets the requirements of at least one of the suitability standards for an "accredited investor" as defined in the Act.

                  xvii. SIRCO acknowledges that neither CLEC nor any person acting on CLEC's behalf has made any representations to SIRCO except as contained in the Disclosure Documents or otherwise confirmed in writing by the Chief Executive Officer of CLEC; and in making its decision to purchase the CLEC Shares, SIRCO has not relied on any representations or information other than those which SIRCO has independently investigated and verified to its satisfaction.

         3. BOARD REPRESENTATION. So long as SIRCO beneficially owns at least 1,000,000 of CLEC Common Stock, SIRCO shall be permitted to designate one candidate for election to the Board of Directors of CLEC, which candidate shall be supported for election by the management and Board of Directors of CLEC. Such designee shall be entitled to reimbursement for all out-of-pocket expenses incurred in attending meetings of the Board of Directors of CLEC or any subsidiary thereof or any committee thereof, including, but not limited to, food, lodging and transportation costs. The designee shall have the right to notice of and the right to attend all meetings or the Board of Directors of CLEC and of each subsidiary thereof and all committees thereof. Such designee shall also serve on CLEC's audit and compensation committees. To the extent permitted by the laws of the jurisdiction of incorporation of CLEC and the Federal securities laws, CLEC agrees to indemnify SIRCO and its designee as a director of CLEC to the fullest extent permitted by law. In the event CLEC maintains liability insurance coverage affording coverage for the acts of its officers and directors, CLEC agrees to include SIRCO and its designee as an insured under such policy.

         4. REGISTRATION RIGHTS. Concurrently with the execution and delivery of this Agreement, the parties hereto shall execute and deliver a registration rights agreement in the form annexed as Exhibit A hereto.

         5. GENERAL PROVISIONS.

         a. All of the terms and provision of this Agreement, whether so expressed or not shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective personal representatives, legal representatives, heirs, successors and permitted assigns.

         b. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         c. The obligations of the parties hereunder shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

         d. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to its conflicts of laws principles.

         e. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given, in either case, at the address set forth on the signature page hereof or at such other address as either party shall have furnished in writing to the other party in accordance with the provisions of this section.

         f. The representations and warranties made in this Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby.

         g. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof shall be determined to be invalid or contrary to applicable law, such invalidity shall not impair the operation of or affect the remaining portions of this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year set forth above.

CLEC HOLDING CORP.                         SIRCO INTERNATIONAL CORP.
3427 NW 55th Street                        24 Richmond Hill Avenue
Ft. Lauderdale, FL 33309                   Stamford, CT 06901


By:      /S/ KENNETH BARITZ                By:       /S/  PAUL RISS
         ------------------                         -----------------------
Name:    Kenneth G. Baritz                 Name:    Paul Riss
Title:   Chairman/CEO                      Title:   Chief Financial Officer

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